Exhibit 99.66

FOR IMMEDIATE RELEASE

Millennial Esports expands audience with purchase of leading Motorsport and Gaming YouTube Channel

●	40 million views and a quarter billion minutes of content viewed on YouTube.com/LetsGoRacing
●	Data-driven approach will encourage rapid expansion of Millennial
Esports streaming capabilities

LONDON, UK (Thursday, October 10) — Millennial Esports Corp. (“Millennial Esports” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): Millennial Esports will expand its global esports and motorsport content creation and distribution platform by taking a controlling stake in leading automotive YouTube channel, LetsGoRacing.

LetsGoRacing is a YouTube channel that focuses on motorsport and esports racing content, from the creators of The Apprentice. The channel has achieved more than 40 million views from fans across the globe who have watched an incredible 270 million minutes of content since 2013. That equates to 513 years of viewing of Racing, motorsport, gaming, features and esports competitions.

Millennial Esports has entered into a binding letter of intent (“LOI”) to acquire a 51 percent stake in the London-based channel. The purchase is the latest in a number of moves by Millennial Esports to diversify its business and build an audience base for its growing content output.

LetsGoRacing is famous for its live streaming of motorsport events and coverage of the exploding category of esports racing. With industry-leading engagement and fan interaction, LetsGoRacing was an obvious choice for Millennial Esports. The two partners recently attracted more than 1.6 million views for a single highlights film from the World’s Fastest Gamer esports competition.

“Adding LetsGoRacing to our pending purchase of DriverDatabase.com has the same intention – expand an engaged and passionate fan base by providing new products and content that blur the lines between esports and motorsports,” Millennial Esports President and CEO, Darren Cox said.

“The YouTube channel provides brands with a platform to engage with a key demographic. LetsGoRacing already has a passionate and engaged follower base, and we’ll be looking to expand that.

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“It also provides us with a great storytelling platform for other exciting programs we have commenced including Worlds’ Fastest Gamer and our recentlyannounced Miami esports racing arena.”

LetsGoRacing co-founder Andrew Hill is eagerly awaiting the opportunity to work with Millennial Esports on exciting new content opportunities. “We’ve seen a massive amount of interest from our subscriber base in esports content – particularly from the motorsports genre,” Hill said. “By joining forces with Millennial Esports, we’ll be able to take that to a new level with more content, more live streams, and more great storytelling. We’ll continue to show great live motorsport like the Japanese Super Formula championship and the Nurburgring VLN series, but we’re very excited about the opportunities to do the same for esports racing as well.”

LetsGoRacing will be the YouTube home for content from the World’s Fastest Gamer Finals, which commences next week in the USA. Ten racers from different gaming platforms will compete over a 12-day intense #CaliforniaDreamin tour for the chance to earn a real-world race drive valued at more than US$1 million.

Summary of Acquisition Terms

The parties will enter into a definitive purchase and sale agreement, which will reflect the following terms:

●	Total cash consideration of £315,000 (approximately CDN$513,000) to be payable to the shareholders of LetsGoRacing in tranches ending on the 30th day following the signing of the definitive agreement.
●	£136,000 (approximately CDN$222,000) worth of common shares of the Company to be issued at a price per share equal to the greater of the share price on the date of signing the LOI or the date of signing the definitive agreement, with such shares subject to a 12 month leak out.

It is expected the closing of the transaction, which remains subject to the approval of the TSXV, will be completed in October 2019.

To watch the announcement video, please click on this link:

YouTube.com/LetsGoRacing .

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About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forwardlooking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to the closing of the acquisition of a 51% interest in LetsGo Racing and DriverDatabase.com and the benefits of such acquisitions. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

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Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com

705.446.6630

Investor Contact

CEO, President, Director Darren Cox

darrencox@millennialesports.com